Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2005

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated May 20, 2005, is included as appendix and incorporated herein by reference.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-71438) OF AEGON N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, INCLUDING THE PROSPECTUS INCLUDED THEREIN DATED MAY 20, 2005, AS WELL AS OUR PRELIMINARY PROSPECTUS SUPPLEMENT DATED MAY 20, 2005 AND ANY FINAL PROSPECTUS RELATING THERETO, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 20, 2005	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel